Mail Stop 3561

March 22, 2010

Olegs Petusko
President, Treasurer, Secretary and Director
Selga Inc.
3201 Henderson Mill Rd., #27D
Atlanta ,Georgia 30341

> **Re: Selga Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2010**
> **File No. 333-165091**

Dear Mr. Petusko:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise your disclosure to reconcile the statements in the last four sentences of the first paragraph to clarify the duration of your offering. For example, it is not clear if the offer will end on (1) December 31, 2010, or (2) the earlier of (i) the date when the Selga Inc. decides to do so, or (ii) when the offering is fully subscribed for. Please revise under this heading and throughout your prospectus or advise.

2. We note your risk factor, "Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy,

or a creditor obtains a judgment against us and attaches the subscription, you will lose your investment," on page 9. Please revise your cover page to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

3.   Please revise your prospectus to move the date of the prospectus from page 4 to your prospectus cover page. Refer to Item 501(b)(9) of Regulation S-K.

4.   We note that you have nearly the same legend at the top and bottom of your prospectus cover page. Please revise to delete the legend at the bottom of the page. If you retain the legend at the bottom of the page and instead elect to delete the legend at the top of the page, please delete the phrase "has been cleared of comments and…."

Prospectus Summary, page 5

5.   In the third paragraph, you disclose that you "started operations in the business of selling new and used automobiles" and your "plan is to purchase cars at auctions and from private parties and resell them." In the penultimate sentence of this paragraph, you disclose that you have entered into an agreement with Selga Auto LLC whereby it will "purchase automobiles and resell such automobiles to Selga for a fee of $300 per automobile." To avoid confusion, please revise your disclosure under this heading regarding your agreement with Selga Auto LLC so that it is consistent with disclosure elsewhere in your prospectus.

6.   It appears that $60,000 will be your gross proceeds and not your net proceeds. Please revise this number to reflect your net proceeds.

Risk Factors, page 6

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 10

7.   In this risk factor, you refer to the "estimated $10,000 cost of this registration statement." In addition, under the heading "Use of Proceeds" on page 11, you reference legal and profession fees totaling $10,000. However, in Item 13 on page 37, you list only $8,500 for expenses of issuance and distribution. Please explain the differences in these numbers to us or revise.

Use of Proceeds, page 11

8.   Please confirm that your use of proceeds is presented in order of priority or revise. Refer to Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 12

9.   In the fifth paragraph under this heading, you state "you will own approximately 37.5% of the total number of shares then outstanding …" To avoid confusion, please revise to delete "you" and instead state the ownership of investors in the offering in the aggregate. Please make similar revisions in the seventh paragraph under this heading.

10.   Assuming completion of the offering, your discussion of net tangible value and related dilution, should be calculated net of the offering expenses. For example, assuming 100% of the shares are sold, net tangible book value after the offering would be $59,830 calculated as [$9,830 the original book value + $60,000 contribution -$10,000 in offering expenses] or $0.0037 per share calculated as $59,830 divided by 16,000,000 shares. The increase to the existing stockholder would be $0.0028 per share and the dilution to new investors would be ($0.0063) per share. Please revise your dilution discussion and table accordingly.

Management's Discussion and Analysis or Plan of Operations, page 14

Plan of Operation, page 14

11.   Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. For example, we note that you discuss some of the items detailed under the heading "Use of Proceeds" on page 11 but not each item. In its present form, the disclosure is not clear about exactly how you plan to implement your business plan. Refer to Item 101(a)(2) of Regulation S-K.

Establish Our Office, page 14

12.   Under this heading, you state that a "description of the cost of operating [your] office is set forth in the Use of Proceeds section of [your] prospectus" but we were unable to locate this description. Please revise or advise.

Develop and Implement Marketing Strategy, page 16

13.   In the penultimate paragraph under this heading, you state that a "[i]f [you] cease operations, [you] do not know what [you] will do and [you] do not have any plans to do anything else." If true, please revise to clarify that if you cease operations you likely will dissolve and file for bankruptcy and shareholders would lose their entire investment in your company.

Agreement with Selga Auto LLC, page 19

14.   We reviewed the agreement filed as Exhibit 10.1 and note that Section 1 states that you "shall make use of the Agent's services for a period of six months … until [the] Agreement is terminated." With a view toward disclosure, please tell us:

- Whether you are permitted to use the services of other agents or whether you are required to use only the services of Selga Auto LLC during the term of the agreement.

- Whether Selga Auto LLC acts as an agent for other automobile resellers.

- Whether Selga Auto's business also involves the retail buying and selling of cars purchased at auction. If so, please also disclose the terms of any contractual provisions governing conflicts of interest between the parties. For example, if Selga Auto and Selga Inc. each have a customer who is interested in the same or a similar car at auction, please disclose how this or another similar conflict of interest would be resolved.

15.   With a view toward disclosure, please tell us how you and Selga Auto determined that you should pay a flat fee of $300 per automobile and clarify whether there are any circumstances where this fee may be larger or smaller.

Directors, Executive Officers, Promoter and Control Persons, page 21

Significant Employees, page 21

16.   If you elect to disclose that some of the events set forth in Item 401(f) of Regulation S-K are not applicable, please revise your disclosure to cover all of the events set forth in that Item. Alternatively, please revise your registration statement to omit this disclosure.

Plan of Distribution, page 24

17.   Please revise to disclose the offering expenses under this heading. Refer to Item 508(e)(2) of Regulation S-K and Item 8 of Form S-1.

Description of Securities, page 25

Common Stock, page 25

18.   We note your statement that "[a]ll shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable." This disclosure

appears to be the opinion of legal counsel, as these statements are legal conclusions. Please either attribute these statements to counsel and file counsel's consent to be named in this section, or delete these statements.

19.   We also note your statement referring investors to "the Company's Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities." If true, please confirm to us that you have described the matters listed in paragraphs Item 202(a)(1) through (5) of Regulation S-K that are relevant.

Signatures, page 39

20.   Please revise the title block in the individual signature at the bottom of this page to indicate that Mr. Petusko is your Principal Executive, Financial and Accounting Officer, as indicated in the title block for the signature of the registrant at the top of this page. Refer to Instruction 1 to "Signatures" of Form S-1.

Report of Independent Registered Public Accounting Firm, page F-1

21.   Please have your auditor revise his report to refer to the Company as a development stage company.

Exhibit 5.1

22.   In its opinion, your counsel opines that "the Shares being sold pursuant to the Registration Statement are duly authorized, legally and validly issued, fully paid and non-assessable." Counsel should revise its opinion to contemplate the future issuance of the shares since these shares have not yet been validly issued or fully paid.

Exhibit 23.1

23.   We note the auditor consent includes wordings such as "to the inclusion of our report of January 9, 2010 on the audited financial statements of Selga Inc. as of December 31, 2009, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission" instead of identifying the affected registration statement. In this regard, please have your auditor revise the consent to specifically identify the registration statement in question in the next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.
         Law Offices of Thomas E. Puzzo, PLLC
         Via Facsimile